

July 12, 2010

Richard Clarke
President
Surna Inc.
2nd Floor, 1901 Avenue of the Stars
Los Angeles, CA 90067

Re: **Surna Inc.**
           Amendment No. 2 to Registration Statement on Form S-1
           Filed on June 28, 2010
           File No. 333-164578

Dear Mr. Clarke:

       We have reviewed your filing and response letter and have the following comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 21, 2010.

Business

Current Software Development Program, page 24

1.   Please clarify the significance of the "release" of the Geospatial Complex Event Processing Engine (GCEP Engine) on the website launchpad.net/gcep. Given your statement that the engine is a core component of your future commercial software, it is unclear what the release of this component, which has no end-user interfaces, signifies for Surna or for users. If the release signifies that the GCEP Engine is currently available for use by customers or potential customers, describe how you intend the product to be used by them, whether it is currently downloadable by or accessible to users, whether you currently charge any fees to use the product and the extent to which the product is in fact being accessed.

2.   You state that the GCEP Engine will be a core component for your future commercial software and that this component is being developed by two consultants with whom you have no contractual arrangement, and who do not receive compensation from you for their development efforts. You further state that approximately 6,000 man-hours have been expended on the development of the GCEP Engine in the past six months. Please disclose when these consultants began providing these services to you and clarify whether the consultants contributed all 6,000 man-hours to developing the GCEP Engine

to which you refer. If not, please disclose the number of man-hours contributed by each of the consultants to the software development. It appears that risk factor disclosure may be warranted to the extent this "core component" of your future commercial software is being developed by persons whose work product is not owned or contractually controlled by you.

Management, page 28

3.   Please tell us, and disclose as appropriate, whether there are any family relationships between any of the officers and directors. Refer to Item 402(d) of Regulation S-K.

Please direct any questions or comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, in his absence, to the undersigned at (202) 551-3457. If you still require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile (509) 747-1770
       Conrad C. Lysiak, Esq.